Exhibit 1U.1

Forge Group, Inc. Announces 3rd Quarter 2024 Financial Results

BETHESDA, Maryland, November 22, 2024 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for the nine months ended September 30, 2024.

The Company has provided certain selected financial data in the table below for the three months ended September 30, 2024 (“3Q24”) and 2023 (“3Q23”), respectively, and the nine months ended September 30, 2024 (“YTD 2024”) and 2023 (“YTD 2023”), respectively:

Selected Financial Data

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross premiums written	8,765	6,517	19,862	15,063
Net premiums written	8,361	6,283	18,628	14,161

Net premiums earned	5,426	3,896	15,229	10,611
Underwriting income (loss) [1]	(398)	145	(1,504)	(1,619)
Operating income (loss) before income taxes [2]	22	538	(280)	(503)

Operating ratios
Loss ratio [3]	49.7%	54.2%	56.1%	59.4%
Expense ratio [4]	57.6%	42.0%	53.7%	55.8%
Combined ratio [5]	107.3%	96.3%	109.9%	115.3%
Less: Investment ratio [6]	-7.7%	-10.1%	-8.0%	-10.5%
Operating ratio [7]	99.6%	86.2%	101.8%	104.7%

Adjusted book value per common share equivalent [8]	$19.97	$19.84	$19.97	$19.84
Adjusted tangible book value per common share equivalent [9]	$17.75	$17.52	$17.75	$17.52

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

3Q24 financial highlights include:

●

Premium revenue. Gross premiums written were $8.8 million in 3Q24, an increase of 34.5% compared to the prior year period. Net premiums written were $8.4 million in 3Q24, an increase of 33.1% compared to the prior year period. Net premiums earned were $5.4 million in 3Q24, an increase of 39.3% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 49.7% in 3Q24 compared to 54.2% in 3Q23.

●

Expense ratio. Our expense ratio was 57.6% in 3Q24, an increase of 15.6% compared to 3Q23. As discussed in greater detail in the commentary section of this report, our expenses do exhibit some volatility on a quarter-to-quarter basis. Additionally, in 3Q23, the forfeiture of stock options by certain departing employees, which resulted in a reversal of the previously accrued expenses related to these options, favorably impacted our expense ratio in 3Q23.

●

Combined ratio. Our combined ratio was 107.3% in 3Q24, which represents an increase of 11.1% compared to 3Q23. The increase in the combined ratio was driven by the higher expense ratio in 3Q24. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o	Underwriting income (loss). We reported an underwriting loss of $398 thousand in 3Q24 compared to an underwriting gain of $145 thousand in 3Q23. This represents a decline of $543 thousand.

●

Operating ratio. Our operating ratio was 99.6% in 3Q24, which represents an increase of 13.4% compared to 3Q23. The increase in our operating ratio was driven by the higher expense ratio (and combined ratio) in 3Q24. Our investment ratio declined in 3Q24 compared to 3Q23 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $22 thousand in 3Q24 compared to pre-tax operating income of $538 thousand in 2Q23. This represents a decline of $516 thousand.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $19.97 as of September 30, 2024, which represents an increase of 0.7% compared to September 30, 2023. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $17.75 as of September 30, 2024, which represents an increase of 1.3% compared to September 30, 2023. We remain focused on minimizing erosion in our per-share net worth while we scale and reach sustainable profitability.

YTD 2024 financial highlights include:

●

Premium revenue. Gross premiums written were $19.9 million in YTD 2024, an increase of 31.9% compared to the prior year period. Net premiums written were $15.2 million in YTD 2024, an increase of 31.5% compared to the prior year period. Net premiums earned were $15.2 million in YTD 2024, an increase of 43.5% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 56.1% in YTD 2024 compared to 59.4% in YTD 2023.

●

Expense ratio. Our expense ratio was 53.7% in YTD 2024, which represents a decline of 2.1% compared to YTD 2023. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses.

●

Combined ratio. Our combined ratio was 109.9% in YTD 2024, which represents a decline of 5.4% compared to YTD 2023. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o	Underwriting income (loss). We reported an underwriting loss of $1.5 million in YTD 2024 compared to an underwriting loss of $1.6 million YTD 2023. This represents an improvement of $115 thousand.

●

Operating ratio. Our operating ratio was 101.8% in YTD 2024, which represents a decline of 2.9% compared to YTD 2023. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in YTD 2024 compared to YTD 2023 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported a pre-tax operating loss of $280 thousand in YTD 2024 compared to a pre-tax operating loss of $503 thousand in YTD 2023. This represents an improvement of $222 thousand.

The Company commented:

We are incredibly proud of the progress we have made in 2024. Entering 2024, we identified four major strategic priorities for the year: (1) refining our new insurance technology platform, (2) delivering growth in the “small business” segment, (3) maintaining product pricing discipline, and (4) maintaining service levels and response times in our claims and servicing areas. We have made progress across each of these strategic priorities and have considerable positive momentum as we enter 4Q24.

In terms of new business revenue growth, we have positive momentum. Our sales and marketing team continues to expand our network of distribution partners; internally, we call this “growing the top of the funnel”. As we have grown our network of distribution partners, the number of new business submissions (i.e., applications for insurance) we receive from our distribution partners has increased. This, in turn, continues to drive growth in new business policies bound and new business premium written. In addition, we continue to make progress growing brand awareness through our targeted digital marketing and traditional marketing efforts. The steady work in our sales and marketing area continues to pay dividends, and our revenue growth is in line with our annual targets. During the first nine months of 2024, we generated gross premiums written of nearly $20 million, which represents an increase of 34.5% over the prior year comparable period.

While we are pleased to report strong revenue growth in the first nine months of 2024, we are particularly excited with the progress we have made delivering growth in the “small business” segment, one of our strategic priorities for 2024. As a reminder, vehicles in the “small business” segment are used as “tools” in the overall business (e.g., work trucks owned and operated by artisan contractors). In our “public auto” segment, vehicles are the business (i.e., for the business to generate revenue, the vehicles must be on the road). Our long-term plan contemplates significant growth in the “small business” segment, a segment that presents a large and, we believe, profitable, market opportunity. We are excited about the growth we’ve seen in the “small business” segment in 2024; consistent with our long-term plan, the growth rate in this segment far exceeds that of our “public auto” segment. Despite starting from a very small base at the beginning of 2024, vehicles in the “small business” segment accounted for roughly 20% of all of the vehicles we insured at the end of 3Q24.

One of the keys to our growth in the “small business” segment has been the successful launch and rollout of our FIRE agent portal, an initiative which started in 1Q24. Through 3Q24, nearly 80% of our distribution partners have been credentialed and trained on the FIRE agent portal. As we move through 2024, more of our new business submissions are coming through the FIRE agent portal. Wider adoption and utilization of the FIRE agent portal will continue to yield improvements in productivity and quoting turnaround time, as well as improve the overall agent experience.

Through 3Q24, our loss ratio was 56.1%, which is well within our long-term targets and well below that of the commercial auto industry. We attribute our loss ratio performance to (1) our lower-risk strategy (operating only in certain states and in certain business class segments) and (2) our product design and pricing (which are supported by seasoned underwriters and claims professionals).

We continue to focus on lowering our expense ratio through profitable premium revenue growth. Because we are still relatively small, our quarterly expenses can exhibit some volatility. In terms of variable expenses, after loss and loss adjustment expenses, our largest line item is commission expense (i.e., commissions payable to our distribution partners for business they produce on our behalf). In our consolidated GAAP financial statements, this expense is effectively recognized when premium is written (not earned). The net effect is that our commission expenses are recognized “up-front”, when a policy is written, while the associated premium revenue is recognized over the term of the policy. This creates somewhat of an expense-revenue mismatch on our consolidated GAAP financial statements, which is more pronounced in periods where written and earned premiums diverge materially. Because we are growing, and our written premiums exceed our earned premiums, our commission expenses are higher than they might otherwise be if we were not growing at such a rapid clip. For those that are interested in a bit more detail (most likely, a very limited group), we’ve included a short discussion below; see “Commentary regarding GAAP accounting for commissions”. In terms of fixed costs, things like invoice timing and certain one-time items can also have an impact on our quarterly results. This was the case in 3Q24. We have implemented processes in our finance and accounting area which we expect will reduce some, but not all, of this quarter-to-quarter expense volatility as we move forward.

During the first nine months of 2024, our expense ratio was 53.7%, which represents a decrease of 2.1% year-over-year. As mentioned in our 2Q24 earnings release, we made certain investments in staffing in 2024, namely in the claims and data analytics areas. While these investments have modestly increased in our fixed costs, we are already seeing benefits from these investments. We continue to remain focused on lowering our expense ratio through profitable premium growth and expect to demonstrate progress in this area in the coming quarters.

During the first nine months of 2024, we reported a pre-tax operating loss – before the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations – of $280 thousand. This represents an improvement of $222 thousand on a year-over-year basis. We believe we are close to reaching our first major financial milestone of sustainable operating profitability and, as we look toward 2025, we hope to make meaningful progress toward achieving our second major financial milestone of underwriting profitability.

During the first nine months of 2024, we reported a pre-tax loss – after the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations – of $33 thousand. This represents an improvement of $269 thousand on a year-over-year basis. During 3Q24, we wrote down (OTTI adjustment) an additional $203 thousand related to a “venture-stage” investment. As mentioned in our 2Q24 financial update, we made two separate “venture-stage” investments in 2019, totaling $1.4 million at cost. As of the end of 3Q24, both “venture-stage” investments have been fully written down and will no longer impact our financial statements. During the first nine months of 2024, these two investments resulted in OTTI adjustments of $559 thousand. Despite the impact of the write-down of these investments, our adjusted book value per share was $19.97 as of September 30, 2024, which represents an increase of 0.7% compared to September 30, 2023, and our adjusted tangible book value per share was $17.75 as of September 30, 2024, which represents an increase of 1.3% compared to September 30, 2023.

In summary, we are proud of the progress we’ve made in the first nine months of 2024 and are excited about the opportunities in front of us. Our financial results remain consistent with our long-term business plan, and we look forward to providing our shareholders with more updates after year-end.

Commentary regarding GAAP accounting for commissions:

Forge Group, Inc. is a holding company that owns 100% of: (1) Forge Insurance Company (“FIC”), a licensed property and casualty insurance company, and (2) Forge Risk Management, Inc. (“FRM”), a licensed property and casualty insurance agency. FRM performs certain services on behalf of FIC, for which it is paid a commission, calculated as a percentage of gross premiums. FRM is the legal entity that is party to the contracts we have in place with our distribution partners and, pursuant to these contracts, is responsible for paying distribution partners commissions due to them for the business they produce (FRM pays our distribution partners their commissions using a portion of the commission it receives from FIC). Generally, we pay our distribution partners a commission of approximately 10% of gross premiums. The commissions paid to our distribution partners represent our “true” commission costs on a consolidated basis (as these are monies that are leaving the Forge “group”). Under GAAP accounting, the commissions payable by FRM to our distribution partners (again, approximately 10% of gross premiums) are not eligible for “deferral treatment” because FRM is an insurance agency, not an insurance company. If these commissions were paid to distribution partners by FIC directly (and not by FRM), they would qualify for deferral treatment (whereby commission expenses are matched to policy revenues and recognized as policy premium is earned over the policy term). As a result, in periods where written premium exceeds earned premium (which we anticipate will generally be the case as we are growing), our consolidated GAAP commission expense will appear high.

Example: If we wrote a 12-month policy for $2,000 with an effective date of September 30, on September 30 we would recognize a commission expense of approximately $200 ($2,000 x 10%) and earned premium of approximately $5.50 ($2,000 divided by 365 days).

During 3Q24, for example, our gross premiums written exceeded our gross premiums earned by approximately $2.9 million. Using rough numbers, the impact of this GAAP accounting “nuance” was approximately $290 thousand (the amount by which gross premiums written exceeded gross premiums earned, or $2.9 million, multiplied by the commission rate we pay our distribution partners of approximately 10%). Over time, we may look to modify our inter-company agreements and workflows in such a way that our GAAP accounting better matches commission expenses and policy revenues and, in our view, more closely aligns with actual business economics. However, there can be no assurance that such modifications will be possible or, even if they are possible, that we will undertake to make such modifications. In the meantime, we are providing this commentary to our shareholders so that you have a better understanding of how this GAAP accounting treatment for commissions impacts on our financial statements.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net premiums earned	5,426	3,896	15,229	10,611

Losses and loss adjustment expenses	2,698	2,113	8,550	6,305

Policy acquisition costs and other operating expenses	2,962	1,581	7,884	5,821
Lease expense	1	51	106	156
Sublease (income)	7	(42)	(79)	(124)
Depreciation and amortization (excl. real estate) [1]	67	67	200	200
Service fee and other (income) expense	89	(19)	72	(129)
Underwriting expenses	3,126	1,637	8,184	5,925

Underwriting gain (loss)	(398)	145	(1,504)	(1,619)
Net investment income	420	392	1,224	1,117
Operating income (loss) before income taxes	22	538	(280)	(503)
Net realized and unrealized gains (losses) [2]	258	(164)	266	314
Income (loss) from real estate operations [3]	4	(30)	(19)	(114)
Income (loss) before income taxes	285	344	(33)	(303)
Income tax expense (benefit)	(124)	65	(88)	35
Net income (loss)	409	278	54	(338)
Net loss (gain) attributable to noncontrolling interest	(1)	0	1	(6)
Net income (loss) attributable to Forge Group, Inc.	408	278	55	(344)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	September 30,	December 31,	September 30,
(dollars in thousands except for per-share items)	2024	2023	2023

Calculation of Numerators
Total equity	46,290	45,874	45,182
Less: Noncontrolling interest	(699)	(700)	(713)
GAAP book value	45,590	45,174	44,468
Less: Accumulated other comprehensive (income) loss (AOCI)	1,591	2,152	2,891
GAAP book value excluding AOCI	47,181	47,326	47,359
Add: Theoretical proceeds from exercise of options [1]	1,276	1,228	1,228
Add: Non-GAAP real estate adjustments, net [2]	4,388	4,217	4,011
Adjusted book value (numerator)	52,846	52,772	52,598
Less: Goodwill and other intangibles	(5,876)	(6,076)	(6,143)
Adjusted tangible book value (numerator)	46,970	46,696	46,455

Calculation of Denominator
Common shares outstanding	2,044	2,050	2,050
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	20	23	23
Common shares issuable upon exercise of outstanding options [5]	125	120	120
Common share equivalents (denominator)	2,647	2,652	2,652

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$19.97	$19.90	$19.84
Adjusted tangible book value per common share equivalent [7]	$17.75	$17.61	$17.52

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	September 30,	December 31,	September 30,
(dollars in thousands)	2024	2023	2023

Real estate held for the production of income, net	29,084	29,543	29,696
Add: Leases in place	2,354	2,512	2,570
Add: Deferred rent [1]	2,437	2,356	2,345
Real assets (GAAP)	33,875	34,411	34,611
Add: Accumulated depreciation [2]	6,385	5,926	5,773
Add: Accumulated amortization [3]	1,810	2,073	2,016
Less: Deferred rent	(2,437)	(2,356)	(2,345)
Real assets (Non-GAAP) [4]	39,633	40,054	40,054

Notes payable, net (GAAP)	25,796	26,325	26,489
Add: Unamortized finance costs	1,003	1,074	1,098
Notes payable (Non-GAAP) [5]	26,799	27,399	27,586

Net real assets (Non-GAAP) [6]	12,834	12,655	12,468
Less: Net real assets (GAAP) [7]	(8,079)	(8,086)	(8,123)
Non-GAAP adjustments [8]	4,754	4,569	4,345
Less: Noncontrolling interest [9]	(366)	(352)	(335)
Non-GAAP real estate adjustments, net	4,388	4,217	4,011

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	September 30,	December 31,	September 30,
	2024	2023	2023
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$30,022	$27,970	$26,643
Redeemable preferred stock, at fair value	1,413	1,363	1,360
Perpetual preferred stock, at fair value	91	562	557
Common stock, at fair value	1,403	1,691	2,156
Other invested assets	3,429	4,524	4,907
Real estate held for the production of income, net	29,084	29,543	29,696
Cash and cash equivalents	10,961	6,968	5,971
Restricted cash	104	226	223
Total investments and cash	76,507	72,848	71,513

Accrued investment income	302	297	345
Premium and reinsurance balances receivable	10,072	8,256	9,836
Ceded unearned premiums	75	71	84
Reinsurance balances recoverable on unpaid losses	1,255	690	1,306
Deferred policy acquisition costs, net	438	298	311
Deferred rent	2,437	2,356	2,345
Leases in place	2,354	2,512	2,570
Right-of-use asset, net	89	143	145
Goodwill and other intangibles	5,876	6,076	6,143
Other assets	1,550	2,006	1,659
Total assets	$100,955	$95,551	$96,257

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$11,575	$8,426	$9,827
Unearned premium	13,686	10,283	9,906
Reinsurance balances payable	26	36	87
Accrued expenses	2,366	2,437	2,770
Notes payable	25,796	26,325	26,489
Defined benefit plan unfunded liability	342	333	506
Operating lease liability, net	333	729	765
Other liabilities	541	1,108	726
Total liabilities	54,665	49,676	51,075

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(210)	(70)	(70)
Additional paid-in capital	16,691	16,604	16,302
Unearned employee stock ownership plan shares	(1,624)	(1,827)	(1,827)
Retained earnings	27,076	27,372	27,706
Accumulated other comprehensive income (loss), net of tax	(1,591)	(2,152)	(2,891)
Noncontrolling interest	699	700	713
Total equity	46,290	45,874	45,182
Total liabilities and equity	$100,955	$95,551	$96,257

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,044,149, 2,050,232, and 2,050,000 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$5,426	$3,896	$15,229	$10,611
Income from real estate held for investment	546	551	1,648	1,663
Net investment income	420	392	1,224	1,117
Net realized investment gains	(143)	44	(483)	(82)
Net unrealized gains on equity securities	402	(208)	749	396
Service fee and other income (expense)	(89)	19	(72)	129
Total revenues	6,561	4,694	18,296	13,834

Expenses
Losses and loss adjustment expenses	2,698	2,113	8,550	6,305
Policy acquisition costs and other operating expenses	2,962	1,581	7,884	5,821
Depreciation and amortization	296	309	889	953
Real estate operating expense	31	49	129	151
Interest expense on debt	281	290	849	873
Lease expense	1	51	106	156
Sublease income	7	(42)	(79)	(124)
Total expenses	6,277	4,350	18,329	14,137

Income (loss) before income taxes	285	344	(33)	(303)

Income tax expense (benefit)	(124)	65	(88)	35
Net income (loss)	409	278	54	(338)
Net loss (gain) attributable to noncontrolling interest	(1)	0	1	(6)
Net income (loss) attributable to Forge Group, Inc.	408	278	55	(344)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	501	(243)	508	(148)
Reclassification adjustment for losses (gains) included in net income	18	(4)	54	67
Total other comprehensive income (loss), net of tax	519	(247)	561	(81)

Total comprehensive income (loss)	928	31	615	(419)